Fefer Petersen & Cie

Attorneys at Law

Telephone 4126 684-0500	Château de Barberêche	Facsimile 4126 684-0505
Houston Voicemail/Fax	Switzerland 1783 Barberêche	New York Voicemail/Fax
(281) 596-4545	E-mail jlp@ipo-law.com	(212) 401-4750

April 29, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549
Re:	Biofuels Power Corporation Annual Report on Form 10-K Filed April 15, 2008 File No. 0-52912

Ladies and Gentlemen:

This office serves as special securities counsel for Biofuels Power Corporation (the “Company”). We are writing in response to your letter dated April 28, 2008, addressed to Fred O’Connor, the Company’s Chief Executive Officer, which provided staff comments on the Company’s Annual Report on Form 10-K. In response to the comments, we are electronically transmitting herewith Amendment No. 1 to the Company’s Form 10-K.

Each of our responses to the Staff’s comments is set forth below.  Where applicable, our responses indicate the additions, deletions or revisions we included in the Amendment.  For your convenience, our responses are prefaced by the comment in italicized text.  The references to page numbers in the responses to the comments correspond to the pages in the Amendment that we are filing today on behalf of the Company via EDGAR.

Certain Relationships and Related Transactions and Director Independence, page 46

Comment 1.  Please reconcile your disclosure in this section to include the related party information on page F-18. For example, disclose that as of December 31, 2007 the company has reserved a cumulative total of $664,22 for advance during 2007 and 2006 to Texoga and SRC as an allowance for doubtful accounts due to the uncertainty of collection. Also explain why the collection of these accounts is uncertain and quantify the amount of accounts receivables outstanding from affiliates. Include this disclosure in your related party risk factor on page 18.

Response  The two principal classes of related party transactions that resulted in impaired accounts receivable were $319,000 in cumulative advances to SRC for plant improvements and $345,000 in cumulative advances to SRC and Texoga under the rent sharing agreement. The discussion on page 46 has been modified to devote a single paragraph to each class of advances.

After describing the nature of each class of advances, a new paragraph has been added to separately discuss the $664,000 in total impairments and disclose the net receivable and payable balances from and to former affiliates. Parallel disclosure has been added to the related party risk factor.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 29, 2008

Comment 2.  On Page F-19, we note that you paid approximately $177,000 to an affiliate for the purchase of feedstock during 2007. Please disclose this transaction in this section and provide all information required by Item 404 of Regulation S-K.

Response  We have modified the existing fuel purchase disclosures on page 46 to tie the fuel purchase cost to the previously disclosed fuel purchase quantities and otherwise provide the information required by Item 404 of Regulation S-K.

Comment 3.  On page 46, we note that you asked SRC to make certain plant improvements to increase efficiency. On page 46 of your Form 10-K, you list the amount as approximately $62,000. However, on page 16 of your Form 10, you list the amount as $362,000. Please tell us the correct amount and revise your filing accordingly.

Response  We have modified the disclosure on page 46 of the Form 10-K to clarify that the Company advanced $257,000 to SRC for plant improvements in 2006 and an additional $62,000 in 2007, for a cumulative total of $319,000.  These values are based on amounts reflected in the Company’s audited financial statements for the year ended December 31, 2007 and are inherently more reliable than previously reported amounts based on unaudited interim financial statements that were included in the Form 10 filing. Since the $362,000 amount disclosed on page 16 of the Form 10 does not tie back to the more detailed disclosure included in the Certain Relationships and Related Transactions section of the Form 10, it appears that the $362,000 value was an error. Since the Form 10-K includes audited year-end information that is subsequent to and inherently more reliable than the unaudited interim financial information originally included in the Form 10, we do not believe an amendment of the Form 10 to include subsequently developed information is either necessary or appropriate.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 29, 2008

Comment 4.  Please amend Exhibits 31.1 and 31.2 to remove the title and company name from the first line of the certification so that you identify the certifying individual by name only. See Item 601(b)(31) of Regulation S-K.

Response  We have amended the first line of the certifications in Exhibits 31.1 and 31.2 to identify the certifying individual by name only.

We trust that Amendment No. 1 to the Annual Report on Form 10-K and the responses set forth herein will resolve all remaining issues. Please do not hesitate to contact me at +(4126) 684-0500 if we can be of any further assistance in reviewing the above responses. If the staff concludes that additional comments are appropriate, we would be grateful if the comments could be faxed to our Houston fax number [281-596-4545] rather than our Swiss fax number.

Fefer Petersen & Cie

/s/ John L. Petersen

John L. Petersen, partner